UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

September 16, 2008

Company name:		Mizuho Trust & Banking Co., Ltd. (“MHTB”)
Representative:	Name:	NONAKA, Takashi
	Title:	President & CEO
Stock code number:		8404 Tokyo Stock Exchange (First Section); Osaka Securities Exchange (First Section)

For Immediate Release

Revision of Earnings Estimates for the First Half of Fiscal 2008

(Fiscal Year ending March 31, 2009)

MHTB hereby revises its earnings estimates (consolidated and non-consolidated) for the first half of the fiscal year ending March 31, 2009, which we announced on May 15, 2008, as described below.

1. Revision of Earnings Estimates for the First Half of Fiscal 2008 (April 1—September 30, 2008)

(Millions of yen, %)

	Consolidated			Non-Consolidated
	Ordinary Income	Ordinary Profits	Net Income	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (A) (*)	120,000	28,500	21,000	105,000	27,000	21,000
Revised Estimates (B)	120,000	16,500	9,000	105,000	17,000	11,000
Net Change (B-A)	—	(12,000)	(12,000)	—	(10,000)	(10,000)
Rate of Change (%)	—	(42.1)%	(57.1)%	—	(37.0)%	(47.6)%
(reference) First half of Fiscal 2007	131,691	36,314	51,792	116,333	34,887	51,400

*	Figures released on May 15, 2008

2. Reasons for the Revision

Ordinary Profits and Net Income for the first half of Fiscal 2008 on both a consolidated basis and a non-consolidated basis are revised downward due to additional Credit-related Costs expected to be recorded in relation to irrecoverable claims to Lehman Brothers Holdings Inc. (*)

*	Details of the claims
(1)	Credit-linked loans extended by MHTB that contain credit exposure to Lehman Brothers Holdings Inc.: ¥10 billion.
(2)	Straight bonds that were issued by Lehman Brothers Holdings Inc. and are held by Mizuho Trust & Banking (Luxembourg) S.A., a consolidated subsidiary of MHTB: approximately ¥1.8 billion. (yen equivalent)

This release contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

This statement does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Contact: Mizuho Trust & Banking Co., Ltd. Corporate Planning Dept. Tel: 81-3-3274-9015